FUTURES INVESTMENT COMPANY
                               5914 N. 300 West
                              Fremont, IN  46737

                                (260) 833-1306
                           facsimile (260) 833-4411

 							August 5, 2010

Mr. Adam F. Turk					Filed via EDGAR
Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	TriView Global Fund, LLC (the "Registrant" and the "Fund")
	Pre-effective Amendment No. 2 to Registration Statement on Form S-1 File No. 333-166668

Dear Mr. Turk,

We hereby advise that no preliminary copies of the Prospectus have been distributed. We also request acceleration of the above referenced Registration Statement on Form S-1 to 12:00 P.M. Eastern Standard Time on Tuesday, August 10, 2010, or as soon thereafter as practicable.

With respect to the Registrant's request for acceleration of the effective date of the Registration Statement, please be advised that the Registrant acknowledges that:

*	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*	the Registrant may not assert Commission comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Very truly yours,

Futures Investment Company


By:  /s/ Michael Pacult
Michael Pacult, President

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                           TRIVIEW GLOBAL FUND, LLC
                             505 Brookfield Drive
                             Dover, Delaware 19901

                                (800) 331-1532

								August 5, 2010

Mr. Adam F. Turk						Filed via EDGAR
Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	TriView Global Fund, LLC (the "Registrant" and the "Fund")
	Pre-effective Amendment No. 2 to Registration Statement on Form S-1 File No. 333-166668

Dear Mr. Turk,

We hereby advise that no preliminary copies of the Prospectus have been distributed. We also request acceleration of the above referenced Registration Statement on Form S-1 to 12:00 P.M. Eastern Standard Time on Tuesday, August 10, 2010, or as soon thereafter as practicable.

With respect to the Registrant's request for acceleration of the effective date of the Registration Statement, please be advised that the Registrant acknowledges that:

*	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*	the Registrant may not assert Commission comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Very truly yours,

TriView Global Fund, LLC


By: /s/Michael Pacult
Michael Pacult, President
TriView Capital Management, Inc.
The Managing Member

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